

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Via E-mail
Mary S. Wolf
President
Redstone Literary Agents Inc.
1842 E Campo Bello Drive
Phoenix, AZ 85022

> **Re: Redstone Literary Agents Inc.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2011**
> **File No. 333-173164**

Dear Ms. Wolf:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the literary agent business. We note that you have had no operations, sales or revenues since inception. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply. In this regard, we note your indication on page 4 that you intend to identify a candidate to acquire if you are not successful in raising capital.

Registration Statement Cover Page

2. Please clearly disclose that the shares will be sold at the fixed price for the duration of the offering.

Summary of our Offering, page 3

3. Please provide a summary discussion of your proposed business.

Risk Factors, page 4

4. We note that presently your sole officer and director has no experience or background in representing authors or in the literary industry. Please consider adding a risk factor concerning this potential risk.

We will incur ongoing costs and expenses for SEC reporting…, page 6

5. Please revise your disclosure here and in your disclosure on page 14, under the title "Market for Common Equity and Related Stockholder Matters," to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. You cannot apply. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf.

Use of Proceeds, page 7

6. Please revise the table to include the estimated amount of offering expenses of $6,700.

Dilution, page 7

7. Please revise your computation of pro forma net tangible book value and the related dilution computations to reflect the offering expenses that will be charged against the proceeds of the offering.

Plan of Distribution, page 8

8. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

Description of our Business, page 11

9. We note that you describe the services you will provide to authors. However, you do not discuss how you will generate revenues and what expenses you will incur to provide these services. Descriptions of your planned business activities should be accompanied by a discussion in an enough detail so that investors can evaluate your business plan. Please revise accordingly.

10. Please discuss the steps you have taken to date, if any, to identify authors. In this regard, please also disclose whether you have established and, if not, when you expect to establish standard contracts for authors.

<u>Management's Discussion and Analysis of Financial Condition and Results …, page 16</u>

11. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company,

- Material opportunities, challenges, and

- Risk in the short and long term and the actions you are taking to address them.

   Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

<u>Plan of Operation, page 16</u>

12. Please quantify the estimated cost(s) to achieve each event or milestone. In this regard, please discuss how long you can satisfy your cash requirements under your plan of operation and whether you will have to raise additional funds in the next twelve months. Clarify how you intend to spend the money you raise in this offering and what your priorities will be.

<u>March/April 2011, page 16</u>

13. Please update your milestones as you progress through the review process. Also, please expand this milestone to explain what you mean by the term "commercialize a publishing contract."

<u>May 2011, page 16</u>

14. Please explain why it would be strategic to attend the Book Expo America.

<u>June-July 2011, page 17</u>

15. Please explain what a "search engine optimization campaign" constitutes.

<u>August – September 2011, page 17</u>

16. Please expand your discussion to explain what you mean by "sourcing retail contracts."

October – December 2011, page 17

17. Please expand you discussion to explain what you mean by "rotate with networking and PR support."

Significant Employees, page 19

18. Please revise your disclosure to describe whether any of the events described in Item 401(f) of Regulation S-K have occurred during the past ten years.

Background Information about our Officer and Director, page 19

19. Please explain what it means to be an "EA."

Signatures, page II-5

20. Please include the signature of your director in the second set of signatures. In the second set of signatures, the Form S-1 should be signed by its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. Please amend your Form S-1 to provide for signatures as provided in the form, including your directors.

Exhibit 99.1

21. We note that in paragraph (a) of the subscription agreement you ask investors to represent that they have read the prospectus. Because this representation may suggest to the subscriber that he is foregoing his rights under the federal securities laws unless he has read the prospectus, please remove this clause.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551- 3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ William H. Thompson for

H. Christopher Owings
Assistant Director